SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2.

(Amendment No. 4)*

Globalstar, Inc.
(Name of Issuer)
Voting Common Stock, $0.0001 par value per share
(Title of Class of Securities)
378973408
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378973408	13G	Page 2 of 10 pages

(1)	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	33,619,792[1]
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	33,619,792[1]
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		33,619,792[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.9%[1]
(12)	Type of Reporting Person (See Instructions)		IA

1 Includes 33,439,792 shares of the issuer’s voting common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of certain warrants and the conversion of certain convertible notes held by Steelhead Navigator (based on the current conversion rates set forth in such notes).

CUSIP No. 378973408	13G	Page 3 of 10 pages

(1)	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	33,619,792[1]
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	33,619,792[1]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		33,619,792[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.9%[1]
(12)	Type of Reporting Person (See Instructions)		IN/HC

1 Includes 33,439,792 shares of the issuer’s voting common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of certain warrants and the conversion of certain convertible notes held by Steelhead Navigator (based on the current conversion rates set forth in such notes).

CUSIP No. 378973408	13G	Page 4 of 10 pages

(1)	Names of Reporting Persons	BRIAN KATZ KLEIN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	33,619,792[1]
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	33,619,792[1]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		33,619,792[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.9%[1]
(12)	Type of Reporting Person (See Instructions)		IN/HC

1 Includes 33,439,792 shares of the issuer’s voting common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of certain warrants and the conversion of certain convertible notes held by Steelhead Navigator (based on the current conversion rates set forth in such notes).

CUSIP No. 378973408	13G	Page 5 of 10 pages

(1)	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	33,439,792[1]
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	33,439,792[1]
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		33,439,792[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.9%[1]
(12)	Type of Reporting Person (See Instructions)		PN

1 Includes 33,439,792 shares of the issuer’s voting common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of certain warrants and the conversion of certain convertible notes held by Steelhead Navigator (based on the current conversion rates set forth in such notes).

CUSIP No. 378973408	13G	Page 6 of 10 pages

Item 1(a).      Name of Issuer:

Globalstar, Inc.

Item 1(b).      Address of Issuer’s Principal Executive Offices:

300 Holiday Square Blvd.

Covington, Louisiana 70433

Item 2(a).      Names of Persons Filing:

Steelhead Partners, LLC (“Steelhead”)

James Michael Johnston

Brian Katz Klein

Steelhead Navigator Master, L.P. (“Steelhead Navigator”)

Item 2(b).      Address of Principal Business Office or, if None, Residence:

The principal business office of each reporting person other than Steelhead Navigator is:

333 108th Avenue NE, Suite 2010

Bellevue, WA  98004

The principal business office of Steelhead Navigator is:

c/o Citco Fund Services (Bermuda) Limited

Mintflower Place, 4th Floor

8 Par-La-Ville Road

Hamilton, HM 08 Bermuda

Item 2(c).      Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).      Title of Class of Securities:

Voting Common Stock, $0.0001 par value per share.

Item 2(e).      CUSIP Number:

378973408

CUSIP No. 378973408	13G	Page 7 of 10 pages

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐   (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐   (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐   (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐   (d)    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒   (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐   (f)     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒   (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐   (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐   (i)     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐   (j)     A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

☐   (k)    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution on accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.           Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

As of December 31, 2012, Steelhead Navigator is the beneficial owner of: (i) convertible senior unsecured notes (the “Convertible Notes”) which are convertible into 12,249,792 shares of the issuer’s voting common stock (based on the current conversion rates set forth in the Convertible Notes); and (ii) warrants (“Warrants”) to purchase up to 23,533,185  shares of the issuer’s voting common stock (subject to the Ownership Limitations described below).  A certain other client account for which Steelhead acts as investment manager is the beneficial owner of 180,000 shares of the issuer’s voting common stock.

The exercise of the Warrants are subject to restrictions (the “Ownership Limitations”) that prohibit exercise to the extent that, after giving effect to such exercise, the holder of the Warrants (together with such holder’s affiliates) would, as a result of such exercise, beneficially own in excess of 9.9% of the total number of issued and outstanding shares of the issuer’s voting common stock (as calculated pursuant to the terms of the Warrants).

CUSIP No. 378973408	13G	Page 8 of 10 pages

Based on 305,985,723 shares of voting common stock of the issuer outstanding as of October 26, 2012, as indicated in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2012, Steelhead Navigator has the right (consistent with the Ownership Limitations), as of the filing date, to acquire up to 12,249,792 shares of the issuer’s voting common stock through the conversion of the Convertible Notes (based on the current conversion rates set forth in the Convertible Notes) and up to 21,190,000 shares of the issuer’s voting common stock through the exercise of the Warrants.

The securities reported on this Schedule as beneficially owned by Steelhead (the “Securities”) are held by and for the benefit of Steelhead Navigator and a certain client account. Steelhead, as the investment manager of Steelhead Navigator and such client account, and the sole member of Steelhead Navigator’s general partner, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities held by Steelhead Navigator and such client account for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 of this Schedule was derived from the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2012, in which the issuer stated that the number of shares of its voting common stock outstanding as of October 26, 2012 was 305,985,723 shares.

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 378973408	13G	Page 9 of 10 pages

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein

CUSIP No. 378973408	13G	Page 10 of 10 pages

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel

EXHIBIT LIST

Exhibit A                   Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 8, 2013	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein